CERo Therapeutics Holdings, Inc.

201 Haskins Way, Suite 230

South San Francisco, CA 94080

July 3, 2024

VIA EDGAR

Division of Corporation Finance

Office of Life Sciences

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	CERo Therapeutics Holdings, Inc.

Acceleration Request for Registration Statement on Form S-1

File No. 333-279156

Requested Date: July 5, 2024

Requested Time: 4:30 p.m. Eastern Time

Dear Ladies and Gentleman,

Pursuant to Rule 461 under the Securities Act of 1933, as amended, CERo Therapeutics Holdings, Inc. hereby requests that the effective date of the above-referenced registration statement (the “Registration Statement”) be accelerated to July 5, 2024, at 4:30 p.m., Eastern Time, or as soon thereafter as practicable, unless we or our outside counsel, Goodwin Procter LLP (“Goodwin”), request by telephone that such Registration Statement be declared effective at some other time.

Once the Registration Statement is effective, please orally confirm the event with our counsel, Goodwin, by calling Stephen Davis at (212) 813-8804. We also respectfully request that a copy of the written order from the Securities and Exchange Commission verifying the effective time and date of the Registration Statement be sent to our counsel, Goodwin, Attention: Stephen Davis, by email at SDavis@goodwinlaw.com.

If you have any questions regarding this request, please contact Stephen Davis of Goodwin at (212) 813-8804.

Sincerely,

CERo Therapeutics Holdings, Inc.

/s/ Brian G. Atwood
Chief Executive Officer

cc:	Stephen M. Davis, Esq., Goodwin Procter LLP

Jeffrey A. Letalien, Esq., Goodwin Procter LLP